FIRST TRUST EXCHANGE-TRADED FUND VIII
                       120 EAST LIBERTY DRIVE, SUITE 400
                            WHEATON, ILLINOIS 60187


December 12, 2018


Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re:      Form AW - Request for Withdrawal
         First Trust Exchange-Traded Fund VIII
         Registration on Form N-1A
         Post-Effective Amendment No. 16
         (Registration Statement File Nos. 333-210186, 811-23147)


Ladies and Gentleman:

      On behalf of First Trust Brookmont Dividend Equity ETF (the "Fund"), a series of First Trust Exchange-Traded Fund VIII (the "Trust"), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust's Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"). Post-Effective Amendment No. 16 was originally filed with the Securities and Exchange Commission on July 31, 2018. The Trust no longer intends to seek effectiveness of the Fund and no securities have been sold pursuant to Post-Effective Amendment No. 16 to the Trust's Registration Statement.


Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND VIII

By:  /s/ James M. Dykas
     ----------------------------------------
     James M. Dykas,
     President and Chief Executive Officer